FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

September 30, 2022

VIA EDGAR
Ms. Anuja A. Majmudar
Mr. Ethan Horowitz
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:    CVR Energy, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed February 23, 2022
    File No. 001-33492

Dear Ms. Majmudar and Mr. Horowitz:

Set forth below please find responses of CVR Energy, Inc. (the “Company,” “we,” “us,” or “our”) to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company, dated September 2, 2022, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (our “2021 Form 10-K”) and the Company’s letter, dated August 11, 2022, in response to the comments of the Staff with respect to the 2021 Form 10-K set forth in the letter from the Staff to the Company, dated July 2, 2022.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for its responses to Staff comments 1, 3 and 5 below. Specifically, the Company requests that its responses to Staff comments 1, 3 and 5 that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks “[***]” be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such responses contain confidential information. An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.

CVR Energy ● 2277 Plaza Drive, Ste 500 ● Sugar Land, TX 77479 ● 281-207-3200 ● www.cvrenergy.com

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

    For ease of reference in this letter, we have numbered our responses to correspond with the Staff’s comments, which are repeated below. Any quantitative information herein is provided solely in support of the Company’s conclusion that the factors raised in the relevant Staff comment were not material to the Company during the periods for which financial statements are presented in the 2021 Form 10-K and is not an indication of the Company’s intent to disclose such quantitative data in future Commission filings.

1.Your response to prior comment 3 states that you had no material capital expenditures related to your nitrous oxide abatement and carbon dioxide sequestration projects/activities. Please provide us with quantitative information for these projects/activities for each of the periods for which financial statements are presented in your Form 10-K and for any subsequent periods.

Response: The Company completed the nitrous oxide abatement project at the Coffeyville, Kansas fertilizer facility that is owned and operated by its subsidiary Coffeyville Resources Nitrogen Fertilizers, LLC (“CRNF”) in 2019 for [***], which was not material to our business, financial condition or results of operations. Such cost was included in the Company’s total capital expenditures of $121 million for the fiscal year ended December 31, 2019, which was disclosed in our 2021 Form 10-K and represented less than [***] of our total capital expenditures for such year.

The nitrous oxide abatement project at the Company’s East Dubuque, Illinois fertilizer facility that is owned and operated by its subsidiary East Dubuque Nitrogen Fertilizers, LLC (“EDNF”) was placed into service prior to the Company’s acquisition of EDNF in 2016, and, therefore, no capital expenditures related to such nitrous oxide abatement project were incurred by the Company during any period for which financial statements are presented in our 2021 Form 10-K.

The Company’s carbon dioxide sequestration equipment at CRNF was placed into service over a ten-year period spanning from 2005 to 2015 for a total of [***]. However, no capital expenditures related to such carbon dioxide sequestration equipment were incurred during any period for which financial statements are presented in our 2021 Form 10-K.

The Company has not completed any carbon dioxide sequestration projects at EDNF.

The Company had no capital expenditures related to nitrous oxide abatement or carbon dioxide sequestration projects/activities for the fiscal years ended December 31, 2020 or 2021 or for the six month period ended June 30, 2022.

The Company reaffirms that, to the extent that any future capital expenditures are material, including capital expenditures for climate-related projects, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such capital expenditures in our future Commission filings.

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

2.We note from your response to prior comment 4 that the indirect consequences of climate-related regulation or business trends would be reflected in the prices you receive for your products. However, it is not clear how you evaluated the factors noted in our prior comment to determine their effect on demand for the products you sell. Please describe how the indirect consequences of regulations or business trends related to climate change were considered in your analysis and tell us how you concluded that they were not material. Your response should specifically address each item from our prior comment.

Response: The Company does not consider the indirect consequences of climate-related regulations or business trends to have had a material effect on our results of operations, including on the demand and prices for the products we sell, beyond what we have disclosed in our 2021 Form 10-K.

To reach this conclusion, and with respect to the factors noted in Staff prior comment 4, the Company respectfully advises the Staff that it maintains a robust and interactive process through which it monitors and evaluates risks faced by its business. This process includes (i) the engagement of the Company’s Board of Directors (“Board”) and Audit Committee with respect to oversight of the Company’s enterprise risk management activities, including those related to climate-related regulations or business trends, (ii) review by the Board and its committees of Environmental, Social and Governance (“ESG”) related risks and initiatives, (iii) monitoring by the Company’s Environmental, Health and Safety (“EHS”) Committee of the Company’s EHS-related activity and risks, including emerging or proposed laws or regulations, and emerging EHS issues, trends, developments or research that may have a material effect on the Company, and (iv) monitoring of the risks faced by the Company, including those that are climate-related, by our Enterprise Risk Committee, which is composed of members of management with responsibility for each business unit and risk area of the Company. Additional details regarding Company’s Board and committee risk oversight activities are detailed in the Company’s Definitive Proxy Statement on Schedule 14A for our 2022 Annual Meeting of Stockholders, filed on April 20, 2022 (pages 15-18).

As noted in our response to Staff prior comment 4, we believe our 2021 Form 10-K reflects our consideration of the potential material impacts of the indirect consequences of climate-related regulations or business trends generally, as well as the three factors noted in Staff prior comment 4. In drafting our disclosure, we have attempted to adhere to Staff guidance to disclose material risks that do not apply generically to any registrant. Each factor referenced by the Staff was evaluated by the Company through the process outlined above, and disclosure relating to the three specific factors cited by the Staff in our 2021 Form 10-K are as follows:

A.Decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources.

•Disclosing the potential impact of investor, lender and financial services company initiatives targeted at divestment of securities of and curtailment of activities with

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

companies in the energy industry and those engaged in fossil fuels activities (Item IA. Risk Factors, pages 28-29); and
•Referring to “overall decline in global demand for liquid transportation fuels” (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Nitrogen Fertilizer Segment, page 45).

B.Increased demand for goods that result in lower emissions than competing products.

•Discussing increasing demand for “reduced carbon footprints” (Item 1. Business―Environmental Matters―Recent Greenhouse Gas Footprint Reduction Efforts, page 16);
•Discussing regulations driving demand for technology that produces products with reduced greenhouse gas (“GHG”) emissions (Item 1. Business―Environmental Matters, page 15, and Item IA. Risk Factors, page 24);
•Discussing potential impact of focus on “climate change, GHG emissions targets . . . and net-zero ambitions in the energy industry” on our results (Item 1A. Risk Factors, page 29);
•Discussing ethanol demand for blending, including its impact on demand for corn and therefore the nitrogen fertilizer industry (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Nitrogen Fertilizer Segment, page 45); and
•Discussing use of soybean oil to produce cleaner biodiesel and demand for soybeans and potentially corn and canola (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Market Indicators, pages 45-46).

C.Increased competition to develop innovative new products that result in lower emissions.

•Discussing renewable diesel expansion projects in the refining industry (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Market Indicators, page 46); and
•Discussing increased demand for soybeans for use in renewable diesel production (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Market Indicators, pages 45-46).

In addition, our risk assessment related to the demand and pricing for the products we sell included evaluation of certain market indicators, such as crude oil and gasoline price benchmarks, as reflected in our 2021 Form 10-K (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions, pages 43-47). Notwithstanding the foregoing, and in recognition of developments in climate change disclosure practices since the filing of our 2021 Form 10-K and in response to the

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Staff’s comment, we propose revising and supplementing the existing Item 1. Business and Item 1A. Risk Factors in our future Annual Reports on Form 10-K (beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2022) as set forth in Annex 1 hereto (subject to final internal review and revision and based on circumstances existing at the filing date).

3.We note your response to our prior comment 5 and reissue it in part. Please provide us with quantitative information for each of the periods identified in our prior comment regarding weather-related damages to your property or operations and the cost of insurance.

Response:

Damages to Company Property or Operations

As with all businesses, the Company sometimes experiences weather-related damage to its property or operations. These events tend to be local and infrequent in nature. The Company monitors these risks through the process described in response to Staff comment 2 above and discloses the potential for weather-related damage to its property and operations and weather-related impacts to our industry in general. Please see the Company’s response to Staff comment 4 below for a detailed itemization of weather-related events discussed in our 2021 Form 10-K.

In February 2021, during Winter Storm Uri, the Company’s Coffeyville, Kansas refinery (the “Coffeyville Refinery”) and Wynnewood, Oklahoma refinery (the “Wynnewood Refinery”) experienced reduced throughput of approximately [***]. The Company incurred minimal costs to repair equipment damaged during Winter Storm Uri of [***] at the Coffeyville Refinery and [***] at the Wynnewood Refinery. In addition, during Winter Storm Uri, the cost of natural gas rose significantly due to supply and demand issues and irregular trading practices by traders and suppliers. As a result, the Company incurred excess natural gas costs to protect and preserve its property, resulting in increased direct operating expenses (exclusive of depreciation and amortization) for the fiscal year ended December 31, 2021. Specifically, and as noted in the 2021 Form 10-K, during the fiscal year ended December 31, 2021, the Company’s petroleum segment experienced a year-over-year increase of $50 million in direct operating expenses (exclusive of depreciation and amortization), in part, due to increased natural gas costs (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Financial Highlights, page 52). The Company estimates that approximately [***] of such year-over-year increase in natural gas cost included in direct operating expenses (exclusive of depreciation and amortization) could be attributed to the impacts of Winter Storm Uri on our operations; however, the Company is unable to determine the extent to which such increased natural gas expense resulted from the weather-related impacts of Winter Storm Uri or the irregular pricing environment during such time. All of the costs detailed above are included in the total direct operating expenses (exclusive of depreciation and amortization) for the fiscal year ended December 31, 2021 of $569 million, as reflected in our 2021 Form 10-K.

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

For the fiscal years ended December 31, 2019 and 2020 and the six months ended June 30, 2022, the Company did not experience any more than de minimis weather-related damages to our property or operations.

Cost of Insurance

The Company respectfully reasserts that it is unable to identify any weather-related impacts to our property or operations that impacted the cost or availability of insurance. The Company maintains insurance coverage for various risk exposures with third-party insurance carriers at levels that the Company believes are appropriate for the Company’s operations.  The cost of the Company’s entire insurance program, including but not limited to the cost of our property insurance coverage was not material to our business, financial condition or results of operations during the periods covered by the 2021 Form 10-K. The cost of the Company’s property insurance coverage is reflected in the Company’s total direct operating expenses (exclusive of depreciation and amortization) of $569 million, $478 million and $533 million for the fiscal years ended December 31, 2021, 2020 and 2019, respectively. The total premiums for the Company’s property insurance coverage were approximately [***], [***] and [***] for the fiscal years ended December 2021, 2020 and 2019, respectively.1 The Company believes that the premium increases were attributable to various factors, including but not limited to, insured values, number of insurers and external market increases, none of which the Company can identify as weather-related. The Company expects that our insurance premiums will continue to increase in line with the market in future years. Furthermore, the cost of the property insurance coverage as a percentage of the Company’s total direct operating expenses (exclusive of depreciation and amortization) has remained essentially flat across the periods covered by our 2021 Form 10-K, comprising [***], [***] and [***] of total direct operating expenses (exclusive of depreciation and amortization) for the fiscal years ended December 31, 2021, 2020 and 2019, respectively.

Notwithstanding the foregoing, and in recognition of developments in climate change disclosure practices since the filing of our 2021 Form 10-K and in response to the Staff’s comment, we propose revising and supplementing the existing Item 1A. Risk Factors in our future Annual Reports on Form 10-K (beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2022) as set forth in Annex 1 hereto (subject to final internal review and revision and based on circumstances existing at the filing date).

4.In response to prior comment 5, you state that the physical effects of climate change have not had a material physical effect on your operations. Please provide us with additional detail explaining how you considered providing disclosure regarding:
•The potential for the physical effects of climate change to affect your operations and results; and
1 The Company’s policy period runs from December 1 to November 30, and, therefore, the premium cost reflected in the Company’s total direct operating costs (exclusive of depreciation and amortization) in the 2021 Form 10-K is a blended amount comprising the ratable annualized premiums applicable to each covered period.

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

•Possible indirect financial and operational impacts to you from disruptions to the operations of your customers from severe weather, including but not limited to decreased agricultural production capacity.

Response: We respectfully refer the Staff to our response to Staff comment 2 above with respect to our evaluation process and our response to Staff comment 3 above with respect to the physical effects of climate change related to weather events. Although the Company cannot identify the extent to which weather-related events are or have been caused or exacerbated by climate change, we believe that weather-related events have the potential to have a material impact on our business, financial condition and results of operations. We believe our 2021 Form 10-K reflects our consideration of the two factors cited in Staff comment 4 as set forth below.

A.    The potential for the physical effects of climate change to affect your operations and results.

The Company disclosed the following in its 2021 Form 10-K:

•Impact of Winter Storm Uri on refined product prices and crack spreads (Forward Looking Statements, page 5);
•Our results could be impacted by operating hazards from “fire, severe weather, tornadoes, floods, or other natural disasters” (Forward Looking Statements, page 4);
•The impact of weather on “commodity supply and/or pricing” could impact our operations and results (Forward Looking Statements, page 4);
•The price of our nitrogen fertilizer products depends on, among other factors, “weather conditions” (Item IA. Risk Factors, page 23);
•The results of our petroleum segment could be impacted by “weather conditions” (Item IA. Risk Factors, page 24);
•The results of our nitrogen fertilizer segment may vary depending on “weather-related shifts” impacting our agricultural customers (Item IA. Risk Factors, page 24);
•“Inclement weather” can cause unscheduled shutdowns that could adversely affect our results (Item IA. Risk Factors, page 28);
•Our cost to acquire crude oil and other feedstocks and the price for which refined products are sold depend on factors beyond our control, including but not limited to, “weather conditions” (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Petroleum Segment, page 41);
•The price at which nitrogen fertilizer products are sold depends on, among other factors, “weather conditions” (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Nitrogen Fertilizer Segment, page 45);
•Fertilizer prices have risen significantly in 2021 due to, among other factors, “nitrogen fertilizer production outages during Winter Storm Uri and Hurricane Ida” (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Market Indicators, page 46);

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

•Discussing disruptions to refinery operations throughout the Midwest and Gulf Coast regions due to Winter Storm Uri and Hurricane Ida (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Liquidity and Capital Resources, page 62);
•Weather-caused limitations on refining operations impact on refined product inventories (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Liquidity and Capital Resources, page 62); and
•Our segments are subject to crude oil and other inventory price fluctuations caused by, among other factors, “weather” (Note 8 (“Derivative Financial Instruments, Investments and Fair Value Measurements”) to the Consolidated Financial Statements, page 95).

B.    Possible indirect financial and operational impacts to you from disruptions to the operations of your customers from severe weather, including but not limited to decreased agricultural production capacity.

The Company disclosed the following in its 2021 Form 10-K:

•The impact of weather on “commodity supply and/or pricing” could impact our operations and results (Forward Looking Statements, page 4);
•“Unseasonably cool weather in the summer months and/or unseasonably warm weather in the winter months” can impact our customers (demand for gasoline and diesel fuel) (Item 1. Business―Petroleum―Seasonality, page 12);
•The variety and amount of our nitrogen fertilizer products used by our customers (farmers) depend on, among other factors, “weather patterns” (Item 1. Business―Nitrogen Fertilizer―Seasonality, page 15);
•The seasonal demand of our customers (farmers) for our nitrogen fertilizer products is impacted by “weather conditions” (Item IA. Risk Factors, page 23);
•The planting schedules and demand for our nitrogen fertilizer products of our agricultural customers is impacted by “weather-related shifts” (Item IA. Risk Factors, page 24);
•Our transportation service providers could be negatively impacted by “extreme weather conditions” (Item IA. Risk Factors, page 26);
•“Inclement weather” can cause unscheduled shutdowns that could adversely affect our suppliers or customers (Item IA. Risk Factors, page 28);
•Any decline in U.S. agricultural production or limitations on the use of nitrogen fertilizer could have a material adverse effect on our results (Item IA. Risk Factors, page 29);
•“Weather” continues to be a critical variable for crop production (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Industry Factors and Market Conditions―Market Indicators, page 46);
•Fertilizer prices have risen significantly in 2021 due to, among other factors, “nitrogen fertilizer production outages during Winter Storm Uri and Hurricane Ida” (Item 7. Management’s Discussion and Analysis of Financial Condition and

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Results of Operations―Industry Factors and Market Conditions―Market Indicators, page 46); and
•Discussing disruptions to natural gas and electricity supply due to Winter Storm Uri (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations―Liquidity and Capital Resources, page 62).

Notwithstanding the foregoing, and in recognition of developments in climate change disclosure practices since the filing of our 2021 Form 10-K and in response to the Staff’s comment, we propose revising and supplementing the existing Item 1. Business and Item 1A. Risk Factors in our future Annual Reports on Form 10-K (beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2022) as set forth in Annex 1 hereto (subject to final internal review and revision and based on circumstances existing at the filing date).

5.Your response to prior comment 6 states that you have not incurred any material compliance costs related to climate change other than those associated with the Renewable Fuel Standard and costs associated with your compliance with environmental laws. Beyond those related to compliance with the Renewable Fuel Standard, please quantify for us compliance costs incurred related to climate change for the periods noted in our prior comment.

Response: In connection with its operations, the Company complies with applicable laws and regulations, including the Clean Air Act and GHG regulations. We inventory and report the Company’s GHG emissions to the United States Environmental Protection Agency. In connection with our GHG monitoring and reporting activities, we incur operating expenses (exclusive of depreciation and amortization), including but not limited to, maintenance costs to repair and maintain emissions sources and their emission control technologies, monitoring and reporting systems. While we do not separately record compliance costs related to climate change as distinct from our other direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization), we incurred approximately [***], [***] and [***] in expenses related to the administration of our environmental, health & safety (“EH&S”) program, including total legal fees paid to EH&S counsel during the period (which includes EH&S matters unrelated to climate change), in the aggregate for the fiscal years ended December 31, 2021, 2020 and 2019, respectively. All of these costs are included in the total direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization) as reflected in our 2021 Form 10-K of $688 million, $564 million, and $650 million, in the aggregate for the fiscal years ended December 31, 2021, 2020 and 2019, respectively. As a result, we do not consider separate reporting of these EH&S related compliance costs to be material to investors, and any compliance costs related to climate change are only a portion of the amounts reported above.

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

If you have any questions with respect to the foregoing or if any additional information is required by the Staff, please contact the undersigned at 281.207.3326.

Sincerely,

CVR ENERGY, INC.

/s/ Melissa M. Buhrig
Melissa M. Buhrig
Executive Vice President, General Counsel & Secretary

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Annex 1

Item 1. Business

Competition

Our Petroleum Segment competes primarily on the basis of price, reliability of supply, availability of multiple grades of products, and location. The principal competitive factors affecting its refining operations are cost of crude oil and other feedstocks, refinery complexity, refinery efficiency, refinery product mix, product distribution and transportation costs, and costs of compliance with government regulations, including the Renewable Fuel Standards (“RFS”). The locations of the Refineries provides us with a reliable supply of crude oil and a transportation cost advantage over our competitors. We primarily compete against CHS Inc.’s McPherson Refinery; Holly Frontier Corporation’s El Dorado Refinery, Tulsa East and West Refineries; Phillips 66 Company’s Ponca Refinery; and Valero Energy Corporation’s Ardmore Refinery in the mid-continent region. In addition to these refineries, we compete against trading companies, as well as other refineries located outside the region that are linked to the mid-continent market through product pipeline systems, including those near the Gulf Coast, the Great Lakes, and the Texas panhandle regions. In connection with our renewables business, we face competition from renewable fuel producers and other refiners that have been offering or might offer products with lower emissions. In connection with the sourcing of our renewable feedstocks, we face not only competition from consumers in the energy sector such as renewable fuel producers, but also from non-energy-related consumers such as food producers. Such increased competition from non-traditional food producers creates a unique dynamic of competing priorities for food versus fuel.

Item 1A. Risk Factors

Both the Petroleum and Nitrogen Fertilizer Segments depend on significant customers, the loss of which may have a material adverse impact on our results of operations, financial condition and cash flows.

The Petroleum and Nitrogen Fertilizer Segments both have a significant concentration of customers. The largest customer of our Petroleum Segment represented 16% of its net sales for the year ended December 31, 2021. The largest customer of the Nitrogen Fertilizer Segment represented approximately 13% of its net sales for the same period. Given the nature of our businesses, and consistent with industry practice, we do not have long-term minimum purchase contracts with our customers. The loss of one or more of these significant customers, or a significant reduction in purchase volume by any of them, for any reason including, but not limited to, a desire to purchase competing products with lower emissions, could have a material adverse effect on our results of operations, financial condition and cash flows.

Compliance with and changes in environmental laws and regulations, including those related to climate change and the ongoing “energy transition,” could result in increased operating costs and capital expenditures and changes in demand for the products we produce.

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Our operations are subject to extensive federal, state, and local environmental laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the environment, climate change and the ongoing energy transition, product use and specifications, and the generation, treatment, storage, transportation, disposal, and remediation of solid and hazardous wastes. Violations of applicable environmental laws and regulations or of the conditions of permits issued thereunder can result in substantial penalties, injunctive orders compelling installation of additional controls or other injunctive relief, civil and criminal sanctions, operating restrictions, permit revocations, and/or facility shutdowns, which may have a material adverse effect on our ability to operate our facilities and accordingly our financial performance.

In addition, new environmental laws and regulations, including as a result of climate change and the ongoing energy transition efforts, new interpretations of existing laws and regulations, or increased governmental enforcement of laws and regulations, could require us to make additional unforeseen expenditures. It is unclear the impact of the new federal administration will have on the laws and regulations applicable to us, however, measures to address climate change and reduce GHG emissions (including carbon dioxide, methane, and nitrous oxides) are in various phases of discussion or implementation and could affect our operations by requiring increased operating and capital costs and/or increasing taxes on GHG emissions. There also have been international efforts seeking legally binding reductions in GHG emissions.

More aggressive efforts by governments and non-governmental organizations to reduce GHG emissions appear likely and any such future laws and regulations could result in increased compliance costs or additional operating restrictions applicable to our customers and/or us, and any increase in the prices of refined products resulting from such increased costs, GHG cap-and-trade programs or taxes on GHGs, could result in reduced demand for our refined petroleum products. For example, in August 2022, the U.S. Senate passed the Inflation Reduction Act, which imposes a charge on methane emissions from certain petroleum system facilities and could have an indirect impact on demand for the goods and services of our Petroleum Segment. Our business could also be impacted by governmental initiatives to incentivize the conservation of energy or the use of alternative energy sources. These initiatives to reduce energy consumption or incentivize a shift away from fossil fuels could reduce demand for hydrocarbons, thereby reducing demand for the products of our Petroleum Segment, and adversely impact our business, financial condition, results of operations and cash flows.

There is also increased agency interest in polyfluoroalkyl substances or PFAS. On October 18, 2021, the U.S. Environmental Protection Agency (the “EPA”) announced that the agency intends to designate at least two PFAS compounds as hazardous substances by 2023, with a proposed rule expected in the spring of 2022. If PFAS compounds are designated as hazardous substances, the EPA could have the ability to order the investigation and remediation of those compounds at the EPA clean-up sites. The EPA could also have the authority to reopen closed sites which are shown to be impacted by these PFAS compounds. This could lead to increased

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

monitoring obligations and potential liability related thereto. If we are unable to maintain sales of our products at a price that reflects such increased costs, or could result in reduced demand for our fertilizer and hydrocarbon products, there could be a material adverse effect on our business, financial condition and results of operations.

Adverse weather conditions or other unforeseen developments could damage our facilities or logistics assets and impair our ability to produce and deliver our refined petroleum or nitrogen fertilizer products.

The regions in which our facilities are located and in which our customers operate are susceptible to severe storms, including hurricanes, thunderstorms, tornadoes, floods, extended periods of rain, ice storms and snow, some of which we or our customers have experienced in recent years. Such inclement weather conditions or other unforeseen developments could damage our facilities or logistics assets. If such weather conditions prevail near our facilities or logistics assets, they could interrupt or undermine our ability to produce and transport products or to manage our business. Regional occurrences, such as energy shortages or increases in commodity prices, and natural disasters, could also have a material adverse effect on our business, financial condition and results of operations. The physical effects of adverse weather conditions have the potential to directly affect our operations and result in increased costs related to our operations. Since climate change may change weather patterns and the severity of weather events, any such changes could consequently materially adversely affect our revenues and cash flows and the demand for our products by our customers. However, because the nature and timing of changes in extreme weather events (such as increased frequency, duration, and severity) are uncertain, it is not possible for us to estimate reliably the future financial risk to our operations caused by these potential physical risks.

Investor and market sentiment towards climate change, fossil fuels, GHG emissions, environmental justice, and other Environmental, Social and Governance (“ESG”) matters could adversely affect our business, cost of capital, and the price of our common stock and debt securities.

There have been efforts in recent years aimed at the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities, and other groups, to promote the divestment of securities of companies in the energy industry, as well as to pressure lenders and other financial services companies to limit or curtail activities with companies in the energy industry. As a result, some financial intermediaries, investors, and other capital markets participants have reduced or ceased lending to, or investing in, companies that operate in industries with higher perceived environmental exposure, such as the energy industry. Pension funds at both the United States state and municipal level, as well other countries and jurisdictions across the world, particularly in Europe, have announced plans to divest holdings in companies engaged in fossil fuels activities. If these or similar divestment efforts are continued, the price of our common stock or debt securities, and our ability to access capital markets or to otherwise obtain new investment or financing, may be negatively impacted.

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Members of the investment community are also increasing their focus on ESG practices and disclosures, including those related to climate change, GHG emissions targets, business resilience under demand-constraint scenarios, and net-zero ambitions in the energy industry in particular, and diversity, equity, and inclusion initiatives, political activities, and governance standards among companies more generally. As a result, we may face negative publicity, increasing pressure regarding our ESG practices and disclosures, and demands for ESG-focused engagement commenced by investors, stakeholders, and other interested parties. This could result in higher costs, disruption and diversion of management attention, an increased strain on company resources, and the implementation of certain ESG practices or disclosures that may present a heightened level of legal and regulatory risk, or that threaten our credibility with other investors and stakeholders. Investors, stakeholders, and other interested parties are also increasingly focusing on issues related to environmental justice. This may result in increased scrutiny, protests, and negative publicity with respect to our business and operations, and those of our counterparties, which could in turn result in the cancellation or delay of projects, the revocation of permits, termination of contracts, lawsuits, regulatory action, and policy change that may adversely affect our business strategy, increase our costs, and adversely affect our reputation and performance.

Additionally, members of the investment community may screen companies such as ours for ESG performance and climate-related practices to limit GHG emissions before investing in our common stock or debt securities, or lending to us. Credit ratings agencies are also increasingly using ESG as a factor in assigning their ratings, which could impact our cost of capital or access to financing. There has also been an acceleration in investor demand for ESG investing opportunities, and many institutional investors have committed to increasing the percentage of their portfolios that are allocated towards ESG-focused investments. As a result, there has been a proliferation of ESG-focused investment funds, and market participants seeking ESG-oriented investment products. There has also been an increase in third-party providers of company ESG ratings, and more ESG-focused voting policies among proxy advisory firms, portfolio managers and institutional investors. Some investors and stakeholders are also increasingly focused on pursuing strategies centered on ESG-related activism. In addition, such climate-related trends may lead to decreased demand for products that produce significant GHG emissions and increased demand for products that result in lower emissions than fossil fuel-based products, and our business could be adversely affected.

If we are unable to meet the ESG standards or investment, lending, ratings, or voting criteria and policies set by these parties, we may lose investors, investors may allocate a portion of their capital away from us, we may become a target for ESG-focused activism, our cost of capital may increase, the price of our securities may be negatively impacted, our results and our reputation may also be negatively affected.

Our facilities face significant risks due to physical damage hazards, environmental liability risk exposure, and unplanned or emergency partial or total plant shutdowns which could cause property damage and a material decline in production which are not fully insured.

FOIA confidential treatment requested by CVR Energy, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

If any of our facilities, logistics assets, or key suppliers sustain a catastrophic loss and operations are shutdown or significantly impaired, it would have a material adverse impact on our operations, financial condition and cash flows. Examples of unforeseen events and circumstances, which may not be within our control, include: (i) major unplanned maintenance requirements; (ii) catastrophic events caused by mechanical breakdown, electrical injury, pressure vessel rupture, explosion, contamination, fire, or natural disasters, including floods, windstorms, and other similar events; (iii) labor supply shortages or labor difficulties that result in a work stoppage or slowdown; (iv) cessation or suspension of a plant or specific operations dictated by environmental authorities; (v) acts of terrorism or other deliberate malicious acts; and (vi) an event or incident involving a large clean-up, decontamination, or the imposition of laws and ordinances regulating the cost and schedule of demolition or reconstruction, which can cause significant delays in restoring property to its pre-loss condition.

We are insured under casualty, environmental, property, and business interruption insurance policies. The property and business interruption policies insure our real and personal property. These policies are subject to limits, sub-limits, retention (financial and time-based), and deductibles. The application of these and other policy conditions could materially impact insurance recoveries and potentially cause us to assume losses which could impair earnings. There is potential for a common occurrence to impact both our Coffeyville Refinery and Coffeyville Fertilizer Facility, in which case the insurance limits and applicable sub-limits would apply to all damages combined.

There is finite capacity in the commercial insurance industry engaged in underwriting energy industry risk, and factors impacting cost and availability include: (i) losses in our industries, (ii) natural disasters (which could be exacerbated by climate change), (iii) specific losses incurred by us, and (iv) inadequate investment returns earned by the insurance industry. If the supply of commercial insurance is curtailed or if commercial insurance companies decline to underwrite companies in the energy industry, we may not be able to continue our present limits of insurance coverage or obtain sufficient insurance capacity to adequately insure our risks.